NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES 2009 YEAR-END RESERVES, CONFIRMS

FEBRUARY 2010 CASH DISTRIBUTION AND UPDATES HEDGING

Calgary, Alberta – February 9, 2010 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") is pleased to confirm that its distribution to be paid on March 15, 2010 in respect of income received by PET for the month of February 2010, for Unitholders of record on February 23, 2010 will be $0.05 per Trust Unit.  The ex-distribution date is February 19, 2010. The February distribution brings cumulative distributions paid since the inception of the Trust to $13.864 per Trust Unit.

HEDGING UPDATE

PET continues to actively manage its natural gas price risk.  Natural gas prices in North America have recovered significantly with the erosion of surplus gas storage inventories driven by cold winter weather globally and the resultant increased heating demand. However, the Trust remains cautious with respect to near term natural gas prices as impacted by strong supply from shale gas plays in the United States, increased LNG supply and weak industrial gas demand due to the economic recession. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies.

The Trust has recently applied a portion of the value of its hedge portfolio to its balance sheet through the early crystallization of forward sale transactions. To date in the first quarter, PET has crystallized $9 million of future hedge positions while layering into new positions as dictated by market conditions.  The current mark-to-market value of PET’s net open hedging transactions is approximately $67 million.

PET’s financial and physical natural gas forward sales arrangements at February 9, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO(2) (GJ/d)	% of Budget Volume(4)	Price(1) ($/GJ)	Futures Market (3) ($/GJ)	Term
Financial	85,000	43	7.22	5. 16	April – October 2010
Financial	85,000		7.76		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	95,000	48	7.76	5.91	November 2010 – March 2011
Financial	30,000	15	6.30	5.62	April – October 2011
Financial	89,679	45	6.78	6.52	January – March 2013

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at February 9, 2010.

(4)

Calculated using 200,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.

2010 OUTLOOK

At current AECO forward prices of $5.36 per GJ for 2010 the Trust estimates 2010 cash flow of $185 to $195 million.  Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 42 percent for 2010. The current monthly distribution level and planned $80 million capital expenditure program can be funded completely through funds flow, with the additional $25 to35 million of forecast cash flow directed to reduce bank debt or to increased capital spending on PET’s Cardium tight oil play in the Pembina area of west central Alberta. In addition, PET anticipates approximately $40 million in DRIP proceeds for 2010 will further reduce bank indebtedness by year end 2010, assuming participation in the Trust’s DRIP and Premium DRIP programs continues at the current level of approximately 60 percent.

PET expects to have results from its first Cardium horizontal oil well prior to spring break up with two additional horizontal wells pending for the second quarter.  Should the results of this activity be consistent with the positive industry results on neighboring acreage, PET has plans for an eight well pad development at Carrot Creek which could be initiated as early as the third quarter of 2010.

The Trust has increased its focus on growth opportunities in 2010, with plans in place to evaluate several of its large scope opportunities in the Montney formation at Elmworth, the Carrot Creek Cardium near Pembina, the shallow Colorado and Viking shale gas play in east central Alberta and two heavy oil opportunities in northeast Alberta. With success in these resource plays, PET is targeting to evolve its sustainable distribution model that balances short term cash returns to its Unitholders and long term value creation through capital reinvestment to incorporate a component of repeatable growth. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by commodity price markets, operations and future business development opportunities.

YEAR-END 2009 RESERVES

PET is also pleased to release a summary of the Trust’s year end 2009 reserves information, as evaluated by the independent engineering firm McDaniel and Associates Consultants Ltd. (“McDaniel”).

Year-End Reserve Highlights

•

In 2009, the Trust added 42.1 Bcfe of proved and probable reserves, excluding production.

•

After production of 57.6 Bcfe and dispositions of 16.7 Bcfe in 2009, proved and probable reserves decreased three percent from 487.1 Bcfe at year end 2008 to 471.6 Bcfe and proved reserves decreased seven percent to 244.4

Bcfe at year end 2009. Reserve additions largely offsetting production and dispositions were due to the successful reinvestment of $68.2 million in capital spending programs, representing approximately 27 percent of the

Trust’s 2009 funds flow, as well as the acquisition of Profound Energy Inc. during the year.

•

Including changes in future development capital, PET realized finding, development and acquisition costs of $2.39 per Mcfe ($14.34 per BOE) on a proved and probable reserves basis in 2009 and $4.04 per Mcfe ($24.24 per

BOE) on a proved reserves basis in 2009.

•

The Trust’s reserve to production ratio (“reserve life index”) increased 17 percent to 8.8 years on a proved and probable reserves basis (4.8 years on a proved reserves basis) at year end 2009, as compared to 7.5 years (4.5 years on a proved basis) in 2008.

•

PET’s net asset value at year end 2009 was $8.11 per Trust Unit discounted at 5percent compared to $10.64 per Trust Unit at December 31, 2008, while the Trust distributed $0.64 per Trust Unit to Unitholders in 2009.  This

decrease was principally due to lower natural gas price forecasts used by McDaniel in 2009.

Reserves  Disclosure

Company interest reserves included herein are before royalty burdens and including royalty interests. Reserves information is based on an independent reserves evaluation report prepared by McDaniel dated February 9, 2010 with an effective date of December 31, 2009, and has been prepared in accordance with National Instrument 51-101 (“NI 51-101”) using McDaniel’s forecast prices and costs. Complete NI 51-101 reserves disclosure including after-tax reserve values, reserves by major property and abandonment costs will be included in PET’s Annual Information Form (“AIF”), which will be filed in March 2010.

PET reports the results of the Trust’s 93 percent-owned subsidiary Severo Energy Corp. (“Severo”) using consolidated accounting practices, and therefore the amounts shown include 100 percent of the volumes and values related to the natural gas reserves of Severo.

Approximately 96 percent of PET’s proved and proved and probable reserves are natural gas and as such the Trust reports reserves in Mcf equivalent (Mcfe).  Mcfe may be misleading, particularly if used in isolation.  In accordance with NI 51-101 a Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Reserves at December 31, 2009

Company Interest (Working plus Royalty Interest)

	Light and Medium Crude Oil (MBbl)	Heavy Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	629	415	192,034	744	202,757
Proved Non-Producing	16	7	7,808	58	8,293
Proved Undeveloped	78	0	31,018	306	33,322
Total Proved	724	421	230,861	1,107	244,372
Total Probable	339	183	220,432	607	227,204
Total Proved and Probable	1,063	604	451,293	1,714	471,576

Gross Interest (Working Interest)
	Light and Medium Crude Oil (MBbl)	Heavy Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	616	406	190,503	743	201,094
Proved Non-Producing	16	7	7,808	58	8,293
Proved Undeveloped	78	0	31,018	306	33,322
Total Proved	710	413	229,330	1,107	242,709
Total Probable	335	180	219,840	607	226,574
Total Proved and Probable	1,045	593	449,170	1,714	469,283

Net Interest (Company Interest less Royalties Payable)

	Light and Medium Crude Oil (MBbl)	Heavy Oil (MBbl)	Natural Gas (MMcf)	Natural Gas Liquids (MBbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	518	371	164,447	497	172,762
Proved Non-Producing	15	5	6,709	37	7,051
Proved Undeveloped	54	0	27,431	196	28,932
Total Proved	587	376	198,587	730	208,745
Total Probable	267	162	181,497	388	186,396
Total Proved and Probable	854	538	380,084	1,118	395,141

Reserves Reconciliation

Company Interest (Working Interest + Royalty Interest)

PROVED	Natural Gas Equivalent (MMcfe)

Opening Balance	263,616
Discoveries and Extensions	13,837
Technical Revisions (Excluding Transfer of Shut-in Gas over Bitumen to Probable)	7,083
Transfer of Shut-in Gas over Bitumen to Probable (1)	(12,567)
Acquisitions, net of Dispositions	32,791
Production	(57,560)
Economic Factors	(2,829)
Closing Balance	244,372

PROBABLE	Natural Gas Equivalent (MMcfe)
Opening Balance	223,441
Discoveries and Extensions	4,648
Technical Revisions	(11,854)
Acquisitions, net of Dispositions	13,403
Production	-
Economic Factors	(2,433)
Closing Balance	227,204

PROVED AND PROBABLE	Natural Gas Equivalent (MMcfe)
Opening Balance	487,057
Discoveries and Extensions	18,485
Technical Revisions	(17,335)
Acquisitions, net of Dispositions	46,194
Production	(57,560)
Economic Factors	(5,263)
Closing Balance	471,576

(1)

12.6 Bcfe of proved gas reserves were shut in and transferred to probable reserves due to ERCB Interim Shut In Order 09-003

With the interim shut-in of PET’s Legend property related to the gas over bitumen issue, 12.6 Bcf of reserves were reclassified as probable non-producing at year end 2009 from proved producing at year end 2008.  Anticipated cash flow from the reduction of future royalties related to the financial solution in place for gas shut-in as a result of the gas over bitumen regulatory issue is reflected in proven future net revenues.

Year over year, McDaniel recorded net downward technical revisions of 17.3 Bcf on a proved and probable basis, primarily due to a reduction of reserves booked on PET’s unconventional shallow gas Viking resource play in east central Alberta. With depressed gas prices in 2009 the Trust deferred its originally-budgeted capital spending program on this play to land preserving activities only. Lack of activity to develop the proved and probable undeveloped reserves led to a reduction in the McDaniel reserves booked at year end 2009.  The Trust is currently planning three development projects on this play in 2010; two in the Mannville/ Duvernay area with a third development project at Craigend.

RESERVE LIFE INDEX

PET’s proved and probable reserves to production ratio, also referred to as reserve life index (“RLI”) was 8.8 years at year end 2009 while the proved RLI was 4.8 years, based upon the 2010 production estimates in the McDaniel Report. The following table summarizes PET’s historical calculated RLI.

Reserve Life Index(1)

	2009	2008	2007	2006	2005	2004
Total Proved	4.8	4.5	4.7	3.6	4.0	4.5
Proved and Probable	8.8	7.5	7.6	4.9	5.4	5.6

(1)

Calculated as year-end reserves divided by year one production estimate from McDaniel Report.

NET PRESENT VALUE OF RESERVES SUMMARY

PET’s light and medium oil, natural gas and natural gas liquids reserves were evaluated by McDaniel using McDaniel’s product price forecasts effective January 1, 2010 prior to provision for financial natural gas price hedges, income taxes, interest, debt service charges and general and administrative expenses. The following table summarizes the net present value (“NPV”) of cash flow from recognized reserves at January 1, 2010, assuming various discount rates. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of the potential future production revenue of the Trust.

NPV of Cash Flow Using McDaniel January 1, 2010 Forecast Prices and Costs

NI 51-101 Net Interest		Discounted at
($thousands)	Undiscounted	5%	10%	15%
Proved Producing	$ 914,211	$ 764,545	$ 664,353	$ 591,253
Proved Non-Producing	17,570	14,010	11,910	10,429
Proved Undeveloped	77,218	56,025	41,130	30,445
Total Proved Total Probable	1,008,998 827,483	834,579 552,700	717,393 392,219	632,127 291,069
Total Proved and Probable	$ 1,836,481	$ 1,387,279	$ 1,109,612	$ 923,196

At a 10 percent discount factor, the proved producing reserves comprise 60 percent of the proved and probable value while total proved reserves account for 65 percent of the proved and probable value. McDaniel’s price forecast utilized in the evaluation is summarized below.

McDaniel January 1, 2010 Price Forecast

Year	West Texas Intermediate Crude Oil ($US/Bbl)	Edmonton Light Crude Oil ($Cdn/Bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2010	80.00	83.20	6.05	0.950
2011	83.60	87.00	6.75	0.950
2012	87.40	91.00	7.15	0.950
2013	91.30	95.00	7.45	0.950
2014	95.30	99.20	7.80	0.950
2015	99.40	103.50	8.15	0.950
2016	101.40	105.60	8.40	0.950
2017	103.40	107.70	8.55	0.950
2018	105.40	109.80	8.70	0.950
2019	107.60	112.10	8.90	0.950
2020	109.70	114.30	9.05	0.950
2021	111.90	116.50	9.25	0.950
2022	114.10	118.80	9.45	0.950
2023	116.40	121.20	9.65	0.950
Escalate thereafter at	2%	2%	2%	0.950

NET ASSET VALUE

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the Trust's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that the NAV represents the fair market value of PET Units. The calculations below do not reflect the value of the Trust’s extensive prospect inventory to the extent that the prospects are not recognized within the NI-51-101 compliant reserve assessment.

Of particular note, there are no reserves assigned to the Trust’s Elmworth Montney project or to PET’s prospective Pembina Cardium tight oil play which will be evaluated through planned drilling activity in 2010.  In addition, no reserves or contingent resources are yet assigned to any of PET’s heavy oil projects in northeast Alberta. The value of PET’s prospect inventory is captured only through the assessment of the fair market value of undeveloped land based on current land sale valuation parameters.

PET has developed internal data analysis tools to rigorously manage its prospect inventory. In addition to prospects to develop proved and probable undeveloped reserves captured in the reserve report, the Trust’s prospect inventory contains over 700 uphole recompletion opportunities, in excess of 500 conventional drilling locations proximal to its northeast and east central Alberta assets, multiple horizontal and vertical drilling prospects targeting gas in west central Alberta as well as a risk-discounted prospect inventory to develop the Trust’s larger scope resource play opportunities in the Montney at Elmworth, tight Cardium oil,  additional shallow shale gas in the Viking and Colorado in eastern Alberta and several of its nearer term prospective heavy oil assets. PET runs its business on a going-concern basis, investing in opportunities to add value, improve profitability and increase reserves in an effort to enhance the Trust's NAV beyond the amounts shown in its annual reserve evaluation.

Pre-tax Net Asset Value at December 31, 2009(1)
($millions except as noted)	Undiscounted	5%	8%	Discounted at 10%
Total Proved and Probable Reserves(2)	$1,836	$1,387	$1,188	$1,110
Fair Market Value of Undeveloped Land(3)	143	143	143	143
Net Bank Debt (unaudited)	(265)	(265)	(265)	(265)
Convertible Debentures (unaudited)	(231)	(231)	(231)	(231)
Estimate of Additional Future Abandonment and Reclamation Costs(4)	(101)	(61)	(47)	(40)
Mark to McDaniel’s Value of PET’s Forward Hedging (5)	53	51	50	49
Net Asset Value	$1,435	$1,024	$838	$765
Trust Units Outstanding (million) - basic	126	126	126	126
Net Asset Value per Trust Unit ($/Unit)	$11.37	$8.11	$6.64	$6.06

(1)

Financial information is per PET’s 2009 unaudited consolidated financial statements.

(2)

Reserve values per McDaniel Report as at December 31, 2009.

(3)

Internal estimate.

(4)

Amounts are net of salvage value and in addition to amounts in the McDaniel Report for future well abandonment costs related to developed reserves. See “ABANDONMENT AND RECLAMATION COSTS”.

(5)

Value of PET’s open hedging transactions at year end 2009 assuming settlement against the McDaniel price forecast.

In the absence of adding reserves to the Trust, the NAV per Trust Unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to Unitholders. The above evaluation includes future capital expenditure expectations required to bring undeveloped reserves recognized by McDaniel that meet the criteria for booking under NI 51-101 on production.

PET’s internal estimate of the fair market value of its undeveloped acreage by region for purposes of the above net asset value calculation is based on recent crown land sale activity adjusted for tenure and other considerations and is as follows:

Fair Market Value of Undeveloped Land

	Acres (000’s)	$ (000’s)	$/Acre
Northern Alberta	1,564	$49,399	$32
Southern Alberta	339	54,197	159
West Central Alberta	130	34,801	267
Severo	60	4,429	74
Total	2,094	$142,826	$68

ABANDONMENT AND RECLAMATION COSTS

PET engages Prevent Technologies Ltd. (“Prevent”), an independent evaluator, to estimate the Trust’s total future asset retirement obligation based on net ownership interest in all wells, facilities and pipelines, including estimated costs to abandon the wells, facilities and pipelines and reclaim the sites, and the estimated timing of the costs to be incurred in future periods. Pursuant to this evaluation, the estimated undiscounted total value of PET’s future asset retirement obligations is $335 million as at December 31, 2009. As at December 31, 2009, the undiscounted net salvage value of the Trust’s gas plants, compressors and facilities was estimated at $127 million. The McDaniel Report includes an undiscounted amount of $138 million with respect to expected future well abandonment costs related specifically to proved and probable reserves and such amount is included in the values captioned “Total Proved and Probable Reserves” above. Of the total future well abandonment costs included in the McDaniel Report an undiscounted amount of $108 million relates to PET’s developed reserves. The following table presents the estimated future asset retirement obligations and estimated net salvage values at various discount rates:

Abandonment and Reclamation Costs
($millions, net to PET)	Undiscounted	5%	8%	Discounted at 10%

Well abandonment costs for developed reserves included in McDaniel Report	$108	$75	$62	$55
Well abandonment costs for undeveloped reserves included in McDaniel Report	30	15	10	8
Well abandonment costs for Total Proved and Probable reserves included in McDaniel Report	138	90	72	63
Estimate of other abandonment and reclamation costs not included in McDaniel Report	197	128	102	90
Total estimated future abandonment and reclamation costs	335	218	174	153
Salvage value	(127)	(82)	(66)	(58)
Abandonment and reclamation costs , net of salvage	208	136	108	95
Well abandonment costs for developed reserves included in McDaniel Report	(108)	(75)	(62)	(55)
Estimate of additional future abandonment and reclamation costs, net of salvage(1)	$101	$61	$47	$40

(1)

Future abandonment and reclamation costs not included in the McDaniel Report, net of salvage value.

FINDING, DEVELOPMENT AND ACQUISITION (“FD&A”) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital (“FDC”) required to bring the proved undeveloped and probable reserves to production. For continuity, PET has presented herein FD&A costs calculated both excluding and including FDC. Changes in forecast FDC occur annually as a result of development activities, acquisitions and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

FD&A Costs – Company Interest Reserves

($millions (unaudited), except as noted)	Proved	Proved Excluding Shut-in Gas over Bitumen(1)	Proved and Probable	Proved and Probable Excluding Gas Storage(2)

FD&A Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures	$68.2	$68.2	$68.2	$57.4
Net Acquisitions	102.8	102.8	102.8	102.8
FD&A Capital Expenditures Including Net Acquisitions	$171.0	$ 171.0	$ 171.0	$ 160.2
Reserve Additions Including Net Acquisitions – Bcfe	38.4	50.9	42.1	40.6
Finding Development and Acquisition Cost – $/Mcfe	$ 4.46	$ 3.36	$ 4.06	$3.94

FD&A Costs Including Future Development Capital
FD&A Capital Expenditures Including Net Acquisitions	$171.0	$ 171.0	$ 171.0	$ 160.2
Total Change in FDC(3)	(15.9)	(15.9)	(70.5)	(70.5)
Total FD&A Capital Including Change in FDC	$ 155.1	$155.1	$100.5	$89.7
Reserve Additions Including Net Acquisitions – Bcfe	38.4	50.9	42.1	40.6
Finding Development and Acquisition Cost Including FDC – $/Mcfe	$4.04	$3.04	$2.39	$2.21

(1)

12.6 Bcfe of Proved gas reserves was shut in and transferred to probable reserves due to ERCB Interim Shut In Order 09-003

(2)

Capital expenditures related to the preliminary assessment of a gas storage project in the Warwick area of east central Alberta in 2009 of $10.8 million have been excluded.

Anticipated cost reductions to drill, complete and tie-in Viking unconventional reserves resulted in a reduction of proved future development capital of $25.5 million and proved and probable future development capital of $77.6 million. These costs were further reduced by $9.0 million proved and $18.3 million proved and probable with the technical reserve reductions to the Viking unconventional reserves. These costs were offset by increases in future development costs of $18.6 million proved and $25.4 million proved and probable. The majority of the increased future development capital costs were related to the undeveloped reserves associated with the Profound acquisition.

Forward-Looking Information

Certain information regarding PET in this news release including the information contained under the heading "Hedging Update", “Year-end 2009 Reserves”, “Reserve Life Index”, “Net Present Value of Reserves Summary”, “Net Asset Value”, “Abandonment and Reclamation Costs”, and “Finding, Development and Acquisition Costs” above may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding PET’s forecast production, planned development projects, forecast funds flows, forecast commodity prices, prospect inventory value, reserve life index, abandonment and reclamation costs, finding and development costs, and future development capital.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.C" and “PMT.DB.D”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

403 269-4400    403 269-4444 Fax

Email:  info@paramountenergy.com    Website:  www.paramountenergy.com